EXHIBIT 99.1

Hydrogenics Awarded Hydrogen Fueling Station in Germany

CO2-Free Electricity to Produce Hydrogen for German Vehicle Transport

MISSISSAUGA, Ontario, June 30, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced an award to supply a HySTAT™-60 electrolyzer for a hydrogen fueling station to be based in southern Germany.

The electrolyzer is anticipated to be delivered this year and will be capable of producing up to 130 kilograms per day of green hydrogen fuel from wind power to be used in electric fuel cell vehicles. The use of clean wind power further demonstrates that a carbon free chain using electrolysis has its place in the future energy mix for transport applications.

Establishing a public hydrogen infrastructure is crucial for the successful introduction of fuel cell vehicles in Europe. In recent months a number of public reports have come to light which dramatically highlight the need for hydrogen infrastructure and fuel cell vehicles to become a significant part of Europe's transportation solution if carbon-emission targets to 2050 are to be met. "The link between renewable energy and electrolysis, as a means to generate hydrogen for transportation continues to be of interest in Europe by enabling smart grid stabilization and energy storage capacity well beyond alternative solutions. Hydrogenics is a leading supplier of electrolysis-based hydrogen fueling stations, with over 35 installations across the globe. This award continues to strengthen our position as a leading provider of hydrogen fueling station equipment in Europe," said Daryl Wilson, Hydrogenics President and Chief Executive Officer.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com